Mauser Group N.V.

Souvereinstraat 1

4903 RH Oosterhout

The Netherlands

February 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Jay Ingram

Mauser Group N.V.

Request to Withdraw Registration Statement on Form F-1

File No. 333-206235

Dear Mr. Ingram:

On behalf of Mauser Group N.V. (the “Company”) and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form F-1 (File No. 333-206235), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2015 and amended on September 15, 2015, October 2, 2015, October 16, 2015, November 17, 2015, February 12, 2016, April 29, 2016, August 1, 2016, August 31, 2016, November 23, 2016, January 23, 2017, January 25, 2017, January 30, 2017 and February 1, 2017.

On February 7, 2017, the Company’s current owner, Clayton, Dubilier & Rice, LLC, announced that it had entered into an agreement to sell the Company to BWAY Corporation. Accordingly, the Company has decided not to conduct the offering of securities contemplated in the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please fax a copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel, Steven J. Slutzky of Debevoise & Plimpton LLP, at (212) 521-7036.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel, Steven J. Slutzky of Debevoise & Plimpton LLP, at (212) 909-6036 at your earliest convenience.

Sincerely,

MAUSER GROUP N.V.

By:	/s/ Martin Seiling
Name:	Martin Seiling
Title:	General Counsel and Head of
Corporate Affairs